Exhibit 99.1

Goldcorp Announces Quarterly and Annual Financial Results; Provides Updated Reserves and Resources Estimates

TSX: G      NYSE: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, Feb. 19, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG)  reported record fourth quarter gold production1 of 890,900 ounces, compared to gold production of 768,900 ounces for the fourth quarter of 2013.  Adjusted quarterly revenues1 were $1.1 billion, generating adjusted net earnings1,2 of $55 million, or $0.07 per share, compared to adjusted revenues of $1.2 billion and adjusted net earnings of $74 million, or $0.09 per share, for the fourth quarter of 2013.  Adjusted operating cash flow1,3 was $337 million, or $0.41 per share, compared to $439 million, or $0.54 per share, for the fourth quarter of 2013.

During the fourth quarter of 2014, the Company recorded an impairment charge of $2.3 billion, net of tax, forthe Cerro Negro mine in Argentina due to the decline in market valuations of future exploration potential and the ongoing challenging fiscal conditions in Argentina.  This contributed to a reported net loss for the quarter of $2.4 billion, or ($2.94) per share compared to a net loss of $1.1 billion, or ($1.34) per share in the fourth quarter of 2013.

Fourth Quarter 2014 Highlights

•	Adjusted revenues totaled $1.1 billion.
•	Gold sales[1] totaled 707,900 ounces on record gold production of 890,900 ounces.
•	All-in sustaining costs[1,4] were $1,035 per ounce.
•	Adjusted operating cash flow totaled $337 million, or $0.41 per share.
•	Adjusted net earnings totaled $55 million, or $0.07 per share.
•	Dividends paid amounted to $122million.
•	Achieved commercial production at Cerro Negro on January 1, 2015.
•	Announced an agreement to divest Wharf on January 12, 2015.
•	Announced an agreement to acquire Probe Mines on January 19, 2015.

Full-Year 2014 Highlights

•	Adjusted revenues totaled $4.5 billion.
•	Gold sales totaled 2.67 millionounces on record gold production of 2.87 million ounces.
•	All-in sustaining costs were $949 per ounce.
•	Adjusted operating cash flow totaled $1.4 billion, or $1.71 per share.
•	Adjusted net earnings totaled $498 million, or $0.61 per share.
•	Dividends paid amounted to $488 million.
•	Cerro Negro and Éléonore achieved first gold production.
•	Divested the Marigold mine.
•	Proven and probable mineral reserves of 49.6 million gold ounces at December 31, 2014.

"Driven by the ongoing success of our Operating for Excellence initiatives and growing contributions from our newest mines, Goldcorp achieved another year of double-digit gold production growth at lower all-in sustaining costs," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "Expected production growth of an additional 20% in 2015, coupled with rapidly declining capital expenditures provides a clear path to achieving significant free cash flow this year.  Coupled with our investment grade balance sheet, Goldcorp possesses the flexibility to pursue growth opportunities that will further support our future success."

Record Quarterly Production

Gold sales in the fourth quarter totaled 707,900 ounces on production of 890,900 ounces.  This compares to sales of 725,700 ounces on production of 768,900 ounces in the fourth quarter of 2013. Reported net loss for the quarter was $2.4 billion, or ($2.94) per share, compared to a net loss of $1.1 billion, or ($1.34) per share for the fourth quarter of 2013. Adjusted net earnings for the fourth quarter were $55 million, or $0.07 per share, compared to $74 million, or $0.09 per share, in the fourth quarter of 2013.  Adjusted net earnings for the fourth quarter of 2014 exclude the effect of a non-cash foreign exchange loss on translation of deferred income tax assets and liabilities totaling $105 million; net impairment charges of $2.3 billion; unrealized losses on derivative instruments of $19 million; unrealized gains on available for sale securities of $7 million;  and a non-cash provision related to the increase in estimates on the reclamation and closure costs for the Company's inactive and closed mine sites of $39 million. Adjusted net earnings include non-cash stock option expenses of $13 million, or $0.02 per share.  Adjusted operating cash flow from operations totaled $337million, or $0.41 per share, compared to $439 million, or $0.54 per share, in the fourth quarter of 2013.

For the fourth quarter of 2014, all-in sustaining costs were $1,035 per ounce and by-product cash costs1,5 were $589 per ounce.

For the year ended December 31, 2014, adjusted revenues totaled $4.5 billion.  Net loss for 2014 was $2.2 billion, or ($2.66) per share, compared to a net loss of $2.7 billion or ($3.34) per share in 2013.  Adjusted net earnings totaled $498 million, or $0.61 per share, compared to $634 million, or $0.78 per share, in 2013. Adjusted cash flow from operations totaled $1.4 billion, compared to $1.6 billion in 2013.  For 2014, all-in sustaining costs were $949 per ounce and by-product cash costs were $542 per ounce.

Mexico

At Peñasquito, fourth quarter gold production totaled 141,100 ounces.  Gold production increased 9% from the third quarter of 2014 due to higher ore grades and higher oxide production.  Higher grade ore was primarily a result of Phase 4 high grade ore and the first sustained ore occurrences in Phase 5C. All-in sustaining costs increased over the prior period to $1,472 per ounce.  The increase was a result of the timing of concentrate shipments ($349 per ounce), lower by-product credit sales ($164 per ounce) and higher sustaining capital expenditure ($120 per ounce) primarily related to the Northern Well Field project.   The Northern Well Field project is expected to be operational by mid-2015 and will add 25 new production water wells.  The additional wells, combined with future enhancements to Peñasquito's tailings facility, are expected to secure the long-term water requirements of the mine. Mill throughput in 2014 averaged 109,400 tonnes per day, resulting in 2014 gold production of 567,800 ounces at an all-in sustaining cost of $813 per ounce.  Full-year 2015 gold production is expected to be between 700,000 and 750,000 ounces, an approximate 28% increase over 2014, as a result of mining in the higher grade portion of the pit.

The pre-feasibility studies for the Concentrate Enrichment Process (CEP) and Pyrite Leach Process were essentially complete at the end of 2014 and are undergoing internal review. The preliminary economic results continue to demonstrate the robust economics of these projects and their potential to significantly increase the mine life at Peñasquito.  The two projects are being integrated as they enter the feasibility study phase, which is expected to commence by the end of the first quarter and be completed in early 2016.

At Camino Rojo, located approximately 50 kilometres from Peñasquito, the ongoing pre-feasibility study work will focus on the evaluation of Camino Rojo as a supplemental source of sulphide feed to the existing Peñasquito facility, in addition to a small, stand-alone oxide heap leach facility.  This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo. The pre-feasibility study is expected to be completed in 2016.

Gold production at Los Filos increased over the prior quarter to 65,900 ounces as a result of higher ore and solution processed through the adsorption, desorption, recovery carbon plant with the commissioning of the sixth train in November 2014.  All-in sustaining costs for the quarter were $1,369 per ounce, an increase over the prior quarter primarily due to a non-cash impairment in the carrying value of the heap leach ore inventory of $31 million, or $486 per ounce.  The construction of the next phase of the heap leach pad commenced during the third quarter of 2014 and is expected to be completed in mid-2015.  In 2014, gold production totaled 258,700 ounces at an all-in sustaining cost of $993 per ounce.  Full-year 2015 gold production is expected to be between 265,000 and 290,000 ounces.

Canada

Gold production at Red Lake increased 31% from the prior quarter to 130,300 ounces at an all-in sustaining cost of $809 per ounce, driven by higher mill throughput and higher grades.  The increased tonnage was provided by the newly-developed mining areas in the Upper Red Lake and Footwall zones combined with operational improvements and long-hole stope mining in the High Grade Zone.  Higher grades were provided by the Sulphide, Upper Red Lake, and Campbell Zones as a result of mine sequencing and improved dilution control.   For 2014, gold production totaled 414,400 ounces at an all-in sustaining cost of $934 per ounce.  Red Lake production for 2015 is expected to be between 400,000 and 425,000 ounces.

At Cochenour, work on several short-term studies for optimizing the combined Red Lake operation continues, including geotechnical assessments; infrastructure rationalization and placement; and backfill and material handling. Intensive exploration will be undertaken in 2015 to upgrade the inferred resources.

At Éléonore in Quebec, following first gold on October 1, 2014, gold production totaled 18,300 ounces in the fourth quarter.  Production was lower than anticipated due primarily to ramp-up issues with the tailings filter press system. These design and operating issues were resolved in the first quarter of 2015.  At December 31, 2014, the production shaft reached a depth of 1,106 metres and sinking is expected to be completed in the second half of 2015 and fully commissioned in the second half of 2016, the exploration ramp reached a depth of 865 metres and the ore stockpile on surface totaled 337,000 tonnes at an average grade of 4.7g/t.   The initial capital forecast for Éléonore has been revised to between $2.0 to $2.1 billion from $1.9 billion.  The increase is due primarily to the delay of commercial production by approximately three months to late in the first quarter of 2015.   Gold production for 2015 is expected to be between 290,000 and 330,000 ounces.

At Porcupine in Ontario, fourth quarter gold production totaled 90,400 ounces at an all-in sustaining cost of $857 per ounce.  The improved performance was due to higher grades from numerous higher-grade VAZ veins in the Hoyle Pond underground operation.  The Hoyle Pond Deep project continued to progress toward expected completion in the first quarter of 2016.  Key 2014 achievements included the sinking of the #2 Winze; advancement of lateral development to complete the 1600-metre level shaft station; completion of the 1670-metre level loading pocket; and continued advancement of the 1705-metre level decline to access the 1740-metre level shaft bottom.  Completion of the Hoyle Pond Deep project is expected to result in significant efficiency and productivity improvements at the Hoyle Pond underground operation.  At the Hollinger open-pit operation, over-burden and pre-stripping activities continued during the quarter.  Mining operations are expected to commence 24 hours a day upon the completion of the control berm in the second quarter of 2015.  For 2014, gold production totaled 300,000 ounces at an all-in sustaining cost of $906 per ounce. For 2015, gold production at Porcupine is expected to be between 300,000 and 320,000 ounces.

Central America and South America

At Cerro Negro in Argentina, fourth-quarter and 2014 gold production totaled 133,100 and 152,100 ounces, respectively, with commercial production declared on January 1, 2015.    Production came from both the stockpiles added during development and underground mining at the Eureka vein.  Commissioning of the high-voltage power line by Transpa was completed on February 2, 2015 and the mine is now connected to the national grid.  Production mining at Eureka continued through 2014, with production mining at Mariana Central expected to commence in the first quarter of 2015.  At Mariana Norte, development remains suspended due to mine-sequencing and labour availability.  A training program for new miners is underway and development is expected to resume at Mariana Norte in late 2015.  Gold production for 2015 is expected to be between 425,000 and 475,000 ounces.

At the Pueblo Viejo joint venture in the Dominican Republic, gold production increased 5% from the prior quarter to 117,900 ounces (on a 40% basis) at an all-in sustaining cost of $630 per ounce.  Production increased as a result of higher tonnes processed, partially offset by lower gold grades.  For 2014, gold production totaled a record 443,400 ounces at an all-in sustaining cost of $608 per ounce.  Gold production for 2015 is expected to be between 420,000 and 460,000 ounces to Goldcorp's account.

2015 Guidance

On January 12, Goldcorp announced production and cash cost guidance for 2015.  The Company has forecast an approximate 20% increase in gold production to between 3.3 and 3.6 million ounces.   All-in sustaining costs are expected to be between $875 and $950 per ounce of gold.  Both gold production and cash cost guidance include the assumption of the completion of the Wharf divestiture before March 31, 2015.

Capital expenditures for 2015 are forecast at between $1.2 and $1.4 billion, including approximately $235 million at Cerro Negro, $215 million at Peñasquito, $115 million at Éléonore and $95 million at Cochenour.

Reserves and Resources

Goldcorp also announced today proven and probable gold mineral reserves of 49.6 million ounces.  Proven and probable silver mineral reserves totaled 789 million ounces, representing one of the largest silver reserves in the industry.   The 8% decrease in gold reserves was driven by depletion from mining during the year and a focus on high-margin gold ounces in mineral reserves.  In addition, exploration drilling at Cerro Negro remained suspended until the fourth quarter of 2014 when surface resource confirmation drilling resumed. Results of this work did not meet the deadline for inclusion in year-end reserve and resource calculations.

Total measured and indicated gold mineral resources for the Company increased by 7%, driven by successful resource expansions at Camino Rojo and Éléonore, and the re-classification of a portion of the Los Filos gold mineral reserves.

Complete mineral reserve and mineral resource data including tonnes, grades and ounces can be found at the end of this news release and have been posted at www.goldcorp.com.  The following summary accounts for the changes in gold mineral reserve ounces year over year:

Proven and probable reserves as of January 1, 2014[1]	53.8 moz
Mined ounces depleted during 2014	(3.4moz)
Net discovered ounces and converted resources during 2014	1.9moz
Net changes due to economics and engineering design	(2.8moz)
Proven and probable reserves as of December 31, 2014	49.6 moz
[1]	For comparison purposes the Wharf mine, which is expected to be divested on February 20, 2015 has been excluded
[2]	Numbers may not add due to rounding

At Éléonore, a successful 2014 drilling program targeting the conversion of resources to reserves in the lower portion of the deposit (below 650 metres) and exploring lateral extension at that depth contributed to a 24% increase in gold mineral reserves to five million ounces.  The drilling also converted one million ounces of inferred gold mineral resources to measured and indicated gold mineral resources. Drilling in 2015 will continue to target structures in the lower mine and the southern portion of the ore body to transfer resources to reserves.  ..

At Camino Rojo, a new oxide block model contributed to the conversion of 0.2 million ounces from inferred resources to mineral reserves and added approximately one million ounces to the measured and indicated gold mineral resources.  Drilling in 2014 totaled over 94,000 metres.

At Peñasquito, proven and probable gold mineral reserves declined 9% to 10.54 million ounces.  The decrease was a result of mining depletion and a reduction in the estimated grades in the Peñasco pit following the completion of an updated block model.  The CEP and pyrite leach combined feasibility study will form the basis of a new life-of-mine plan for Peñasquito which could potentially result in a significant addition to Peñasquito's mineral reserves.   The exploration program during 2015 will focus on determining which parts of the skarn deposit will require higher drilling density for conversion to resource.  Regional targets will also be tested.

At Los Filos, gold mineral reserves declined 15% to 6.77 million ounces as a result of mining depletion and re-classification of sulphide ore to mineral resources, impacting approximately 980,000 ounces of gold mineral reserves.    A focus in 2015 will be on completion of a new life-of mine plan to maximize return on investment at Los Filos.

At Red Lake, 2014 proven and probable gold mineral reserves totaled 2.06 million ounces.  Drilling during the year focused on extending the strike length of the HG Young discovery located 1.5 kilometres northwest of the Red Lake complex.  Drilling on HG Young from the recently-rehabilitated underground Campbell headings has commenced and will continue throughout 2015.  Exploration drilling will also continue to focus on expansion of the R zone,  NXT zone and the High Grade Zone (HGZ) up-plunge and at depth.

At Cochenour, inferred resources increased by 200,000 ounces.  Exploration and delineation drilling during the year focused on optimization of the placement of capital development.    In 2015, drilling will commence in the upper level and accelerate into the deeper portions of the Cochenour deposit with a view towards beginning the process of converting mineral resources to reserves.

Reserves and Resources Tables

GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2014

Proven and probable reserves as of January 1, 2014[1]	53.8 moz
Mined ounces depleted during 2014	(3.4moz)
Net discovered ounces and converted resources during 2014	1.9moz
Net changes due to economics and engineering design	(2.8moz)
Proven and probable reserves as of December 31, 2014	49.6 moz
[1]	For comparison purposes the Wharf mine, which is expected to be divested on February 20, 2015 has been excluded
[2]	Numbers may not add due to rounding

GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2014

Reserves	Contained Gold (Moz)	Contained Silver (Moz)
Proven	18.7	440.5
Probable	30.9	348.1
Proven & Probable	49.6	788.5

Resources
Measured	6.0	136.1
Indicated	30.2	474.0
Measured & Indicated	36.2	610.1
Inferred	24.0	85.7

GOLDCORP INC PROVEN AND PROBABLE RESERVES (1)(4)(5) As of December 31, 2014 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Peñasquito Mill	Mexico	546.98	0.55	9.70
Los Filos	Mexico	247.19	0.85	6.77
El Morro (70.0%)	Chile	419.34	0.46	6.24
Pueblo Viejo (40.0%)	Dominican Republic	58.35	3.31	6.21
Cerro Negro	Argentina	16.87	9.70	5.26
Éléonore	Canada	24.57	6.30	4.97
Porcupine	Canada	57.94	1.60	2.98
Red Lake	Canada	6.42	9.96	2.06
Camino Rojo	Mexico	84.52	0.68	1.85
Musselwhite	Canada	7.61	6.79	1.66
Peñasquito Heap Leach	Mexico	89.74	0.29	0.85
Alumbrera (37.5%)	Argentina	56.25	0.31	0.55
Marlin	Guatemala	1.85	5.26	0.31
Dee (40.0%)	United States	1.14	4.40	0.16
TOTAL GOLD				49.58
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	546.98	30.12	529.65
Peñasquito Heap Leach	Mexico	89.74	28.25	81.52
Cerro Negro	Argentina	16.87	80.43	43.63
Los Filos	Mexico	247.19	5.17	41.11
Pueblo Viejo (40.0%)	Dominican Republic	58.35	20.73	38.89
Camino Rojo	Mexico	84.52	13.80	37.49
Marlin	Guatemala	1.85	269.44	16.00
Dee (40.0%)	United States	1.14	6.62	0.24
TOTAL SILVER				788.53
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	419.34	0.49	4,552
Alumbrera (37.5%)	Argentina	56.25	0.33	406
Pueblo Viejo (40.0%)	Dominican Republic	58.35	0.11	142
TOTAL COPPER				5,100
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	546.98	0.31	3,757
TOTAL LEAD				3,757
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	546.98	0.75	9,081
TOTAL ZINC				9,081

GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2014 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Porcupine	Canada	168.31	1.41	7.61
Camino Rojo	Mexico	221.41	0.87	6.20
Peñasquito Mill	Mexico	504.75	0.28	4.50
Pueblo Viejo (40.0%)	Dominican Republic	49.83	2.62	4.20
Los Filos	Mexico	123.70	1.04	4.13
Red Lake	Canada	4.11	17.74	2.34
Cerro Blanco	Guatemala	2.52	15.64	1.27
Eleonore	Canada	5.19	6.34	1.06
Noche Buena	Mexico	71.75	0.42	0.96
Dee (40.0%)	United States	20.47	1.30	0.86
El Morro (70.0%)	Chile	64.65	0.41	0.85
Peñasquito Heap Leach	Mexico	116.69	0.21	0.77
Cerro Negro	Argentina	3.80	5.32	0.65
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28
El Sauzal	Mexico	2.86	2.29	0.21
Musselwhite	Canada	0.98	5.62	0.18
Marlin	Guatemala	0.62	4.29	0.09
TOTAL GOLD				36.15
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	504.75	22.77	369.57
Peñasquito Heap Leach	Mexico	116.69	17.18	64.45
Camino Rojo	Mexico	221.41	7.37	52.46
Noche Buena	Mexico	71.75	14.06	32.44
Los Filos	Mexico	123.70	7.77	30.91
Pueblo Viejo (40.0%)	Dominican Republic	49.83	15.26	24.45
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53
Cerro Blanco	Guatemala	2.52	72.00	5.83
Cerro Negro	Argentina	3.80	45.81	5.59
Dee (40.0%)	United States	20.47	6.67	4.39
Marlin	Guatemala	0.62	174.12	3.47
TOTAL SILVER				610.11
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	64.65	0.42	597
San Nicolas (21.0%)	Mexico	19.26	1.24	527
Pueblo Viejo (40.0%)	Dominican Republic	49.83	0.08	93
TOTAL COPPER				1,216

GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2014 Based on attributable ounces
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	504.75	0.22	2,395
Camino Rojo	Mexico	221.41	0.08	388
TOTAL LEAD				2,784
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	504.75	0.48	5,379
Camino Rojo	Mexico	221.41	0.25	1,224
San Nicolas (21.0%)	Mexico	19.26	1.68	713
TOTAL ZINC				7,316

GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2014 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Los Filos	Mexico	175.86	0.82	4.64
El Morro (70.0%)	Chile	474.65	0.30	4.52
Cochenour	Canada	9.30	11.55	3.45
Éléonore	Canada	12.09	7.19	2.80
Camino Rojo	Mexico	86.14	0.78	2.17
Red Lake	Canada	3.00	19.58	1.89
Porcupine	Canada	16.92	2.87	1.56
Musselwhite	Canada	7.02	5.61	1.27
Cerro Blanco	Guatemala	1.35	15.44	0.67
Cerro Negro	Argentina	1.54	6.44	0.32
Noche Buena	Mexico	17.67	0.42	0.24
Pueblo Viejo (40.0%)	Dominican Republic	1.33	2.51	0.11
Peñasquito Heap Leach	Mexico	24.44	0.19	0.15
Peñasquito Mill	Mexico	17.47	0.13	0.08
Dee (40.0%)	United States	3.87	0.68	0.08
Marlin	Guatemala	0.09	7.17	0.02
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02
El Sauzal	Mexico	0.04	1.33	0.00
TOTAL GOLD				23.97
SILVER		Mt	Ag g/t	Moz
Los Filos	Mexico	175.86	6.31	35.67
Camino Rojo	Mexico	86.14	4.43	12.28
Peñasquito Mill	Mexico	17.47	19.46	10.93
Peñasquito Heap Leach	Mexico	24.44	13.72	10.78
Noche Buena	Mexico	17.67	13.92	7.91
Cerro Blanco	Guatemala	1.35	59.60	2.59
Cerro Negro	Argentina	1.54	37.64	1.86
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27
Marlin	Guatemala	0.09	358.29	1.08
Pueblo Viejo (40.0%)	Dominican Republic	1.33	21.22	0.91
Dee (40.0%)	United States	3.87	3.46	0.43
TOTAL SILVER				85.70
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	474.65	0.35	3,633
San Nicolas (21.0%)	Mexico	2.28	1.24	62
Pueblo Viejo (40.0%)	Dominican Republic	1.33	0.02	1
TOTAL COPPER				3,696

GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) As of December 31, 2014 Based on attributable ounces
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	17.47	0.24	93
Camino Rojo	Mexico	86.14	0.03	51
TOTAL LEAD				143
ZINC		Mt	% Zn	Mlbs
Camino Rojo	Mexico	86.14	0.17	315
Peñasquito Mill	Mexico	17.47	0.48	186
San Nicolas (21.0%)	Mexico	2.28	0.97	49
TOTAL ZINC				550

*Numbers may not add up due to rounding

Goldcorp December 31, 2014 Reserve and Resource Reporting Notes:

1	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2014, with the following conditions or exceptions:
	(i)	Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
	(ii)	Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.
	(iii)	Resources for San Nicolas are as per information provided by Teck Resources Limited (2012 Study).

5	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,300 per ounce of gold, $22 per ounce of silver, $3.00 per pound of copper, $0.90 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below:
	(i)	Alumbrera	$1,332/oz gold and $3.17/lb copper
	(ii)	Pueblo Viejo, Dee	$1,100/oz gold, $17/oz silver, $3.00/lb copper
6	Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $24 per ounce of silver, $3.50 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;
	(i)	Pueblo Viejo, Dee	$1,400/oz gold, $19/oz silver, $3.50/lb copper
	(ii)	San Nicolas	$1,275/oz gold, $22.50.00/oz silver, $2.75/lb copper, $1.00/lb zinc
	(iii)	Éléonore	$1,300/oz gold

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this MD&A was reviewed and approved by Gil Lawson, P.Eng., Vice-President, Geology and Mine Planning for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

This release should be read in conjunction with Goldcorp's 2014 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investor Resources – Reports & Filings" section under "Annual Reports".

A conference call will be held on February 19, 2015 at 10:00 a.m. (PDT) to discuss the fourth quarter and 2014 results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-340-2216 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until March 19, 2015 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US.  Pass code: 9358735.  A live and archived audio webcast also be available at www.goldcorp.com.

1.	The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company's operating and economic performance and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. However these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The amounts disclosed also include the results of the Company's discontinued operations, Marigold and Wharf.

2.	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 48 of the 2014 Annual Management Discussion & Analysis ("MD&A") for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

3.	Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Refer to page 50 of the 2014 Annual MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

4.	For 2013, the Company adopted an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 46 of the 2014 Annual MD&A for a reconciliation of all-in sustaining costs.

5.	The Company has included non-GAAP performance measures - total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp's share of by-product silver, copper, lead and zinc sales revenues from Goldcorp's share of production costs.

6.	Total cash costs on a co-product basis are calculated by allocating Goldcorp's share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The budget metal prices used in the calculation of co-product total cash costs were as follows:

		2014	2013
	Gold	$1,200	$1,600
	Silver	$20.00	30.00
	Copper	$3.00	3.50
	Lead	$1.00	0.90
	Zinc	$0.90	0.90

	Refer to page 44 of the 2014 Annual MD&A for a reconciliation of total cash costs to reported production costs.

7.	At December 31, 2014 the Company held $482 million of cash and cash equivalents $53 million of money market investments, and had $1.2 billion undrawn on its $2.0 billion revolving credit facility.

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended
		December 31
Goldcorp's share (1)		2014	2013
Revenues		1,087	1,203
Gold produced(ounces)		890,900	768,900
Gold sold(ounces)		707,900	725,700
Copper produced(thousands of pounds)		27,200	28,800
Copper sold(thousands of pounds)		20,200	20,300
Silver produced(ounces)		10,426,300	9,768,100
Silver sold(ounces)		7,887,500	8,888,200
Lead produced(thousands of pounds)		27,200	53,600
Lead sold(thousands of pounds)		29,400	46,100
Zinc produced(thousands of pounds)		68,900	80,900
Zinc sold(thousands of pounds)		84,000	77,000
Average realized gold price(per ounce)		$1,203	$1,254
Average London spot gold price(per ounce)		$1,201	$1,272
Average realized copper price(per pound)		$2.82	$3.21
Average London spot copper price(per pound)		$3.00	$3.24
Average realized silver price(per ounce)		$14.31	$17.28
Average London spot silver price(per ounce)		$16.47	$20.76
Average realized lead price(per pound)		$0.83	$1.00
Average London spot lead price(per pound)		$0.91	$0.96
Average realized zinc price(per pound)		$0.99	$0.91
Average London spot zinc price(per pound)		$1.01	$0.87
Total cash costs – by-product(per gold ounce)		$589	$467
Total cash costs – co-product(per gold ounce)		$669	$645
All-in sustaining costs(per gold ounce)		$1,035	$810

Production Data:
Red Lake mines:	Tonnes of ore milled	186,900	189,700
	Average mill head grade (grams per tonne)	21.52	22.65
	Gold ounces produced	130,300	128,000
	Total cash costs – by-product (per ounce)	$493	$500
	All-in sustaining costs (per ounce)	$809	$822
Porcupine mines:	Tonnes of ore milled	1,094,100	1,081,800
	Average mill head grade (grams per tonne)	2.82	2.37
	Gold ounces produced	90,400	78,900
	Total cash costs – by-product (per ounce)	$591	$671
	All-in sustaining costs (per ounce)	$857	$907
Musselwhite mine:	Tonnes of ore milled	312,000	345,500
	Average mill head grade (grams per tonne)	7.46	6.88
	Gold ounces produced	73,100	74,600
	Total cash costs – by-product (per ounce)	$619	$675
	All-in sustaining costs (per ounce)	$779	$883
Peñasquito mines:	Tonnes of ore mined	10,016,400	16,195,700
	Tonnes of waste removed	32,778,100	28,376,400
	Tonnes of ore milled	10,195,800	9,717,100
	Average head grade (grams per tonne) – gold	0.65	0.55
	Average head grade (grams per tonne) – silver	21.61	31.05
	Average head grade (%) – lead	0.19	0.34
	Average head grade (%) – zinc	0.52	0.58
	Gold ounces produced	141,100	141,700
	Silver ounces produced	5,834,700	7,427,000
	Lead (thousands of pounds) produced	27,200	53,600
	Zinc (thousands of pounds) produced	68,900	80,900
	Total cash costs – by-product (per ounce)	$728	$102
	Total cash costs – co-product (per ounce of gold)	$820	$666
	All-in sustaining costs (per ounce)	$1,472	$473
Los Filos mine:	Tonnes of ore mined	7,184,100	7,579,800
	Tonnes of waste removed	9,685,000	10,547,800
	Tonnes of ore processed	7,227,200	8,046,500
	Average grade processed (grams per tonne)	0.53	0.74
	Gold ounces produced	65,900	94,000
	Total cash costs – by-product (per ounce)	$1,194	$637
	All-in sustaining costs (per ounce)	$1,369	$860
El Sauzal mine:	Tonnes of ore mined	59,000	559,100
	Tonnes of waste removed	600,600	3,379,600
	Tonnes of ore milled	44,400	461,800
	Average mill head grade (grams per tonne)	0.67	1.54
	Gold ounces produced	900	21,300
	Total cash costs – by-product (per ounce)	$—	$850
	All-in sustaining costs (per ounce)	$—	$880
Marlin mine:	Tonnes of ore milled	490,800	491,700
	Average mill head grade (grams per tonne) – gold	3.41	3.36
	Average mill head grade (grams per tonne) – silver	151	131
	Gold ounces produced	52,300	52,800
	Silver ounces produced	2,216,700	1,969,100
	Total cash costs – by-product (per ounce)	$273	$159
	Total cash costs – co-product (per ounce)	$569	$539
	All-in sustaining costs (per ounce)	$703	$515
Alumbrera mine (2):	Tonnes of ore mined	2,600,000	3,585,800
	Tonnes of waste removed	3,370,900	4,098,200
	Tonnes of ore milled	3,526,200	3,634,800
	Average mill head grade (grams per tonne) – gold	0.47	0.40
	Average mill head grade (%) – copper	0.39	0.43
	Gold ounces produced	41,700	34,000
	Copper (thousands of pounds) produced	27,200	28,800
	Total cash costs – by-product (per ounce)	$(282)	$(558)
	Total cash costs – co-product (per ounce)	$512	$692
	All-in sustaining costs (per gold ounce)	$89	$37
Pueblo Viejo mine (3):	Tonnes of ore mined	955,600	1,720,100
	Tonnes of waste removed	2,568,800	915,900
	Tonnes of ore processed	725,200	632,400
	Average grade (grams per tonne) – gold	5.42	5.68
	Average grade (grams per tonne) – silver	35.0	37.7
	Gold ounces produced	117,900	104,700
	Silver ounces produced	445,100	372,000
	Total cash costs – by-product (per ounce)	$477	$592
	Total cash costs – co-product (per ounce)	$509	$614
	All-in sustaining costs (per gold ounce)	$630	$688
Discontinued Operation:
Wharf mine:	Tonnes of ore mined	929,000	591,800
	Tonnes of ore processed	1,002,600	637,100
	Average grade processed (grams per tonne)	0.82	0.98
	Gold ounces produced	25,900	10,800
	Total cash costs – by-product (per ounce)	$772	$1,092
	All-in sustaining costs (per ounce)	$832	$1,411
Financial Data (including discontinued operation):
Cash flows from operating activities		$274	$307
Net loss attributable to shareholders of Goldcorp Inc.		$(2,396)	$(1,089)
Net loss per share – basic		$(2.94)	$(1.34)
Adjusted net earnings per share – basic		$0.07	$0.09
Weighted average shares outstanding (000's)		813,792	812,217

(1)	Includes non-GAAP performance measures on an attributable (or Goldcorp's share) basis. See footnote (2) on page 2 of the Q4 2014 MD&A.
(2)	Shown at Goldcorp's interest – 37.5%
(3)	Shown at Goldcorp's interest – 40.0%

INTERIM AND ANNUAL CONSOLIDATED STATEMENTS OF LOSS
(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2014	2013	2014	2013
Revenues	$835	$956	$3,436	$3,609
Mine operating costs
Production costs	(582)	(470)	(2,079)	(1,939)
Depreciation and depletion	(215)	(170)	(753)	(630)
	(797)	(640)	(2,832)	(2,569)
Earnings from mine operations	38	316	604	1,040
Exploration and evaluation costs	(12)	(11)	(41)	(45)
Share of net earnings (loss) of associates	25	(294)	156	(395)
Impairment of mining interests and goodwill	(2,980)	(88)	(2,999)	(2,646)
Corporate administration	(59)	(47)	(247)	(236)
Loss from operations and associates	(2,988)	(124)	(2,527)	(2,282)
Gains (losses) on securities, net	8	(17)	17	(32)
(Losses) gains on derivatives, net	(34)	4	(40)	83
(Loss) gain on disposition of mining interests, net	-	(11)	18	(11)
Finance costs	(8)	(10)	(49)	(49)
Other expenses	(6)	(57)	(27)	(57)
Loss from continuing operations before taxes	(3,028)	(215)	(2,608)	(2,348)
Income tax recovery (expense)	625	(786)	440	309
Net loss from continuing operations	(2,403)	(1,001)	(2,168)	(2,657)
Net earnings (loss) from discontinued operations	7	88	9	(52)
Net loss	$(2,396)	$(1,089)	$(2,159)	$(2,709)
Net (loss) earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.	$(2,403)	$(1,001)	$(2,170)	$(2,657)
Non-controlling interest	-	-	2	-
	$(2,403)	$(1,001)	$(2,168)	$(2,657)
Net (loss) earnings attributable to:
Shareholders of Goldcorp Inc.	$(2,396)	$(1,089)	$(2,161)	$(2,709)
Non-controlling interest	-	-	2	-
	$(2,396)	$(1,089)	$(2,159)	$(2,709)
Net loss per share from continuing operations
Basic	$(2.95)	$(1.23)	$(2.67)	$(3.27)
Diluted	(2.95)	(1.23)	(2.67)	(3.27)
Net loss per share
Basic	$(2.94)	$(1.34)	$(2.66)	$(3.34)
Diluted	(2.94)	(1.34)	(2.66)	(3.34)

INTERIM AND ANNUAL CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In millions of United States dollars – Unaudited)
	Three Months Ended December 31		Twelve Months Ended December 31
	2014	2013	2014	2013
Net loss	$ (2,396)	$ (1,089)	$ (2,159)	$ (2,709)
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net loss:
Mark-to-market (losses) gains on available-for-sale securities	(3)	(24)	9	(76)
Reclassification adjustment for available-for-sale securities impairment losses included in net loss	3	14	5	29
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net loss	(10)	-	(20)	(1)
	(10)	(10)	(6)	(48)
Items that will not be reclassified to net loss:
Remeasurements on defined benefit pension plans	1	2	-	(2)
Total other comprehensive loss, net of tax	(9)	(8)	(6)	(50)
Total comprehensive loss	$ (2,405)	$ (1,097)	$ (2,165)	$ (2,759)
Total comprehensive (loss) income attributable to:
Shareholders of Goldcorp Inc.	$ (2,405)	$ (1,097)	$ (2,167)	$ (2,759)
Non-controlling interest	-	-	2	-
	$ (2,405)	$ (1,097)	$ (2,165)	$ (2,759)

INTERIM AND ANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)
	Three Months Ended December 31		Twelve Months Ended December 31
	2014	2013	2014	2013
Operating activities
Net loss from continuing operations	$ (2,403)	$ (1,001)	$ (2,168)	$ (2,657)
Adjustments for:
Dividends from associates	4	37	109	108
Reclamation expenditures	(12)	(3)	(33)	(14)
Items not affecting cash:
Impairment of inventories	31	-	72	-
Depreciation and depletion	215	170	753	630
Share of net (earnings) loss of associates	(25)	294	(156)	395
Impairment of mining interests and goodwill	2,980	88	2,999	2,646
Share-based compensation	13	8	72	72
(Gains) losses on securities, net	(8)	17	(17)	32
Unrealized loss (gains) on derivatives, net	26	(4)	28	(70)
Loss (gain) on disposition of mining interests, net	-	11	(18)	11
Revision of estimates and accretion of reclamation and closure cost obligations	61	(20)	95	(6)
Deferred income tax (recovery) expense	(629)	762	(575)	212
Other	6	7	27	40
Change in working capital	6	(70)	(206)	(513)
Net cash provided by operating activities of continuing operations	265	296	982	886
Net cash provided by operating activities of discontinued operations	9	11	32	69
Investing activities
Expenditures on mining interests	(473)	(553)	(1,882)	(1,982)
Deposits on mining interest expenditures	(34)	(32)	(139)	(195)
Proceeds from disposition of mining interest, net of transaction costs	-	8	193	8
Interest paid	(33)	-	(101)	(23)
Purchases of money market investments and available-for-sale securities	(13)	-	(133)	(615)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net	32	18	116	621
Net cash used in investing activities of continuing operations	(521)	(559)	(1,946)	(2,186)
Net cash (used in) provided by investing activities of discontinued operations	(1)	(4)	203	(60)
Financing activities
Debt borrowings, net of transaction costs	235	29	1,223	1,641
Debt repayments	(50)	-	(994)	-
Draw down of credit facility, net of repayments	290	-	840	-
Dividends paid to shareholders	(122)	(121)	(488)	(486)
Common shares issued	1	-	5	3
Net cash provided by (used in) financing activities of continuing operations	354	(92)	586	1,158
Effect of exchange rate changes on cash and cash equivalents	-	1	-	1
Increase (decrease) in cash and cash equivalents	106	(347)	(143)	(132)
Cash and cash equivalents, beginning of the period	376	972	625	757
Cash and cash equivalents, end of the period	$ 482	$ 625	$ 482	$ 625

CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars)
	At December 31 2014	At December 31 2013
Assets
Current assets
Cash and cash equivalents	$ 482	$ 625
Money market investments	53	-
Accounts receivable	394	469
Inventories	772	727
Income taxes receivable	207	182
Assets held for sale	81	227
Other	158	144
	2,147	2,374
Mining interests
Owned by subsidiaries	22,458	22,928
Investments in associates	2,087	2,210
	24,545	25,138
Goodwill	479	1,454
Investments in securities	43	77
Deposits on mining interest expenditures	32	71
Deferred income taxes	26	19
Inventories	249	141
Other	345	290
Total assets	$ 27,866	$ 29,564
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 1,039	$ 856
Income taxes payable	45	6
Debt	150	997
Liabilities relating to assets held for sale	55	44
Other	167	130
	1,456	2,033
Deferred income taxes	4,959	5,594
Debt	3,442	1,510
Provisions	671	517
Income taxes payable	80	55
Other	83	97
Total liabilities	10,691	9,806
Equity
Shareholders' equity
Common shares, stock options and restricted share units	17,261	17,191
Accumulated other comprehensive (loss) income	(5)	1
(Deficit) retained earnings	(296)	2,353
	16,960	19,545
Non-controlling interest	215	213
Total equity	17,175	19,758
Total liabilities and equity	$ 27,866	$ 29,564

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 08:00e 19-FEB-15